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                             April 26, 2021

       Mason Garrett
       Chief Executive Officer
       GrandSouth Bancorporation
       381 Halton Road
       Greenville, SC 29607

                                                        Re: GrandSouth
Bancorporation
                                                            Registration
Statement on Form 10-12G
                                                            Filed March 30,
2021
                                                            File No. 000-31937

       Dear Mr. Garrett:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G

       General

   1. Please confirm your understanding that your registration statement will automatically become effective 60
days after filing. Upon effectiveness, you will become subject to the reporting requirements
of the Securities Exchange Act of 1934. In addition, we will continue to review your
filing until all of our comments have been addressed. If the review process has not
been completed before that date, and you are not required to register pursuant to
Section 12(g) of the Exchange Act, you may consider withdrawing the registration statement
to prevent it from becoming effective and file it again at such time as you are able to
respond to any remaining issues or comments.
 Mason Garrett
FirstName
GrandSouthLastNameMason
             Bancorporation Garrett
Comapany
April       NameGrandSouth Bancorporation
       26, 2021
April 226, 2021 Page 2
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Discussion of Results of Operations, page 62

2. We note your quantitative segment information beginning on page 120, which specifies that the Carbucks segment contributes a significant amount of net interest income, noninterest expense and net income despite holding a much smaller proportion of total consolidated assets compared to the Core Bank segment. Given that each of your segments represent a significant portion of your revenues and expenses, and considering the disproportionate impact of each of the segments to the balance sheet versus the income statement, a narrative analysis of your results of operations by segment would be meaningful to investors. Please revise your MD&A section to discuss and analyze your results of operations for each segment. Your revised disclosures should adequately describe and quantify the effect of each causal factor that you cite for material changes in your financial statements. Refer to Item 303(a) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ben Phippen at (202) 551-3697 or Amit Pande, Accounting Branch
Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal
Branch Chief, at (202) 551-3469 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
cc:      Ben Barnhill, Esq.